UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934
For the month of November 2005
Commission File Number 333-124825
FREESEAS INC.
(Translation of registrant’s name into English)
93 Akti Miaouli, Piraeus, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒   Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐   No    ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

     The attached material is being furnished to the Securities and Exchange Commission pursuant to Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the press release of FreeSeas Inc. announcing the effectiveness of its registration statement on Form F-1 and the scheduling of the stockholders’ meeting in connection with its proposed merger with Trinity Partners Acquisition Company Inc.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC. (Registrant)
Date: November 10, 2005	By:	/s/ George D. Gourdomichalis
		Name:	George D. Gourdomichalis
		Title:	President/Chairman

REGISTRATION STATEMENT REGARDING MERGER OF TRINITY PARTNERS AND
FREESEAS DECLARED EFFECTIVE BY SEC
New York, New York and Piraeus, Greece, November 10, 2005 – Trinity Partners Acquisition Company Inc. (OTCBB: TPQCA; TPQCB) and FreeSeas Inc. jointly announced today that the Securities and Exchange Commission has declared effective the Form F-1 registration statement concerning their proposed merger.
Trinity will hold a special meeting of its Class B stockholders and Class B unit holders on December 15, 2005 to approve the proposed merger. Only Trinity Class B stockholders and Class B unit holders of record as of November 10, 2005 are entitled to vote at the special stockholder meeting. A definitive joint proxy statement/prospectus will be mailed to stockholders on or about November 10, 2005. The merger is subject to customary closing conditions, including requisite approval by the Trinity Class B stockholders. The parties expect to close the proposed merger within three days after Trinity conducts its special stockholder meeting and receives the requisite Class B stockholder approval.
Trinity Class B stockholders and Class B unit holders are invited to attend the special meeting of stockholders to be held at 10:00 a.m. on Thursday, December 15, 2005 at the offices of Seward & Kissel LLP, One Battery Park Plaza, 20th Floor, New York, New York 10004.
Additional Information And Where To Find It
FreeSeas has filed a registration statement on Form F-1 and FreeSeas and Trinity have filed a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Stockholders of each company are urged to read the registration statement and the joint proxy statement/prospectus filed with the SEC because it contains important information. Copies of these documents can be obtained from the SEC’s web site at http://www.sec.gov, free of charge.
Safe Harbor Statement
This press release contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results may differ due to factors such as material adverse events affecting either company or the ability of either company to satisfy the conditions to completion of the merger. Readers are referred to Trinity’s most recent periodic and other reports filed with the Securities and Exchange Commission.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.
For further information:
Lawrence Burstein, President
Trinity Partners Acquisition Company Inc.
(212) 696-4282
lburstein@unitycapital.com
Nicolas Bornozis
Capital Link, Inc. New York (for FreeSeas)
(212) 661-7566
nbornozis@capitallink.com

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